February 27, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice of Disclosure Filed in Exchange Act Annual Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities and Exchange Act of 1934, as amended, notice is hereby provided that Terex Corporation has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended December 31, 2012, which was submitted for filing with the U.S. Securities and Exchange Commission on February 27, 2013.

Very truly yours,

TEREX CORPORATION

By: /s/ Eric I Cohen
Eric I Cohen Senior Vice President, Secretary and General Counsel

Terex Corporation 200 Nyala Farm Road Westport, CT 06880 USA TEL +1 203 222 7170 FAX +1 203 222 7976 www.terex.com